Republic

Company Name Zomo-fit

Logo

Headline Powering fitness creators online in the explosive $59B market

Slides


Invest in
ZOMO.fit
Powering fitness creators online in the explosive $59B market
0:15 STEP - HIGH KNEES

Tags Mobile, Fitness, Startups, Apps, Coming soon, AI, B2B

Pitch text

Summary

- 5-year projections indicate $100M ARR + 10K creators
- Founding Team: ex-Obama Appointee @ Pentagon; Tesla; MapMyFitness
- CTO is former tech lead at MapMyFitness, which sold for $150M
- AI Fitness Tracker prototype gives Fitbit-level data using just a camera
- AI also to power relevant affiliate & targeted ad network
- Virtual fitness market worth $6.04B in '19, projected to hit $59.23B by '27

Problem


Fitness Creators Deserve Their Cut
of the $59B Virtual Fitness Space

The virtual fitness market is exploding, and projected to be worth $59B in 2027—but a majority of the market is completely untapped. There are over 340,000 fitness creators in the US, and many of them are producing incredible content. Unfortunately, they still struggle to build their business due to a lack of software solutions.



88% of consumers prefer personalized workouts.
Dance Fitness for 9-12 year olds
Stability Training for Seniors
Busy Moms Weight Loss
PELOTON + others
12%
Mass Market
88%
Untapped Fitness Niches
Dance Fitness for 9-12 year olds
Stability Training for Seniors
Busy Moms Weight Loss
340,000 fitness creators can fill this gap...
But they lack software
Creators

Solution



Streamlining Online Commerce
for Fitness Creators

We knew there had to be a better way for fitness creators to build their online business...so we created it. Zomo's mobile-first platform allows fitness creators to focus on their moneymaker: livestreaming and on-demand classes. Using Zomo, fitness creators have unlimited potential to grow their brand and monetize their content. $120k per year? No sweat.

The Potential for Fitness Creators Using Zomo is HUGE

Fitness Creator	100 subscribers X $100/month	=	$120,000
Fitness Creators	10,000 Fitness Creators	=	$1.2 Billion

ZOMO ALL-IN-ONE SOFTWARE ALLOWS FITNESS CREATORS TO:


Build a
subscriber base


Monetize


Scale a
digital business

Product

An All-In-One App to Create and Run a Fitness Empire

Zomo is the easiest platform for fitness creators to monetize their livestreams and courses, and accept payments. We're also the best platform to scale a fitness business! Everything a creator needs to grow online successfully with high participant engagement is available in our app, all at the touch of a button.


From booking a class to paying, and high-quality video to in-app communication
ZOMO ALL-IN-ONE FITNESS CREATOR APP
ZOMO.fit


9:41
zomo.fit/studio54
...AND ONE
OF THE BEST
LIVE-CLASS
EXPERIENCES

Traction


Co-Created with 25 Fitness Creators

How do we know Zomo is the solution the industry has been waiting for? *We asked the experts.* Zomo was created in partnership with fitness creators, FOR fitness creators, to compete in the $59B virtual fitness market. To date, we're being used by 25+ creators, we've experienced 20% monthly growth—and we're adding an average of 2 creators per day organically.


GOAL
10,000 Creators
In 5 years
BUSINESS MODEL
Subscription + Revenue Share
PAID Monthly Active Users
$400k GMV
$40k MRR
10,000
1000
100
Monthly Active Users
Superuser Beta Ends
DEC '21
MAR '22
JUNE
SEPT
DEC
Forward-locking projections cannot be guaranteed

Customers


Creators Were Juggling 3-4 Enterprise Software...Until Now

By seamlessly combining all aspects of ecommerce into a single app, we make it easy for fitness creators to grow their digital empire.


Live Video
zoom
facebook
Groups
Community
ZOMO.fit
Payments
venmo
WiX
Marketing/
Business

And using Zomo, fitness creators are capitalizing on unique livestreamed fitness experiences with rave reviews:


HEAR
FROM
ZOMO
USERS
"ZOMO.fit saves me over 5 hours of texting clients a week."
@sammleelorean
"ZOMO.fit's live classes are a huge part of my thriving business."
@studionorthfitness
"I tried all the platforms, ZOMO.fit is by far the easiest."
@burnfittribe

Business Model

We Make Money When Our Creators Make Money

Using Zomo's seamless platform, fitness creators can monetize their audience with on-demand courses, livestreamed classes, and merchandise.

It's the ideal *dual* revenue model:

- Charging a fee on creators' gross merchandise value (10%)

- Charging for a premium SaaS offering (starting at $29 a month)


HOW ZOMO MAKES MONEY
10% of each class + $29/month subscription per trainer
OUR POTENTIAL
1 trainer = $10,000 in revenue
10k trainers = $100M in revenue
...and we're only getting started.

Market

Virtual Fitness is the Future

The meteoric rise of virtual-only fitness apps has shown that fitness classes of the future will be virtual. 66% of consumers prefer digital fitness to in-person gym options, and the growth of the virtual fitness industry proves it. This makes Zomo's

total addressable market *massive* and currently underserved.


EMPOWERING THE SMALLER PLAYERS
This has been done before
airbnb
Local Landlords
VS
Hotels
PATREON
Indie Artists
VS
Big Labels

Competition


The First App for the Booming
Fitness Creator Economy

While it's true there are B2C platforms like Moxie & Recess.tv, they're only intended for fitness instructors and trainers to lead digital classes. Zomo is one of the only **B2B** mobile-first app with consolidated tools for creators to launch an entire digital fitness brand seamlessly.


ONLY ZOMO CHECKS ALL THE BOXES
· Easy to use mobile-first platform
· One of the ONLY fully-mobile apps to build a digital fitness business
· One of the best-in-class video experiences
· AI to track performance and gamify
ZOMO.fit
moxie
Recess.tv
CREATOR PLATFORM
INTERACTIVE FITNESS LIVE STREAM
BETTER THAN ZOOM
MOBILE APP
AI GAMIFICATION

Vision


The Platform Virtual Fitness is Built On

Gyms and fitness studios as we know them are swiftly becoming a relic of the past. A staggering 59% of gym-goers don't plan to renew their memberships post-pandemic. Additionally, the online fitness market hit north of $6B in 2019 and is expected to grow at a CAGR of over 33% from 2020 to 2027, which positions us to scale *rapidly*.


ZOMO'S ALL-IN-ONE EXPERIENCE EMPOWERS THE CREATOR ECONOMY
Community
Gamification
Livestreaming
Course Creation
Growth & Monetization

AI Tech Powers Dynamic Fitness Tracking

We're harnessing the power of AI to create a livestreaming workout experience like no other. Using nothing more than the participant's camera, our AI fitness tracker will analyze form and allow creators to more accurately gamify their classes. Zomo's creators and their participants will grow addicted to the personalization, engagement, and accountability built into this software, making other fitness apps obsolete.


PROPRIETARY AI
WILL REVOLUTIONIZE
VIRTUAL FITNESS
Gamification
Real-time performance data rewards points to motivate and engage.
Computer Vision
AI tracks all points on the body to correct form.
15 BURNOUT: SPRINT!
9:41
17:12

Investors


$380K Already Raised from
Angel Investors

Our illustrious investors include members of the Zomo community, as well as one of Tesla's top engineers. All pre-campaign-launch investments are held in SAFE notes.


Top Tesla engineer
Richard Baverstock has already
helped Zomo raise $380K...
Will you join him?

Founders


Leveraging Our Growth Mindset

Our founders know a thing or two about launching and scaling ventures—as a group, they've founded 7+ startups and have illustrious tech backgrounds. Now, they're ready to put their growth mindset to work for our investors!


EXPERIENCED
FOUNDING TEAM
Arnab Raychaudhuri
CEO
3x Founder, Obama Appointee, Pentagon, Techstars '17
techstars
Jeremy Schwartz
CTO
3x Founder, Tech Lead MapMyFitness Sold for $150M
comscore
Prithviraj Udaya
Head of Growth
1x Founder, Scaled Nestaway's GMV from $12M to $36M
NEST AWAY
cleartrip

Team

Prithviraj Udaya	Head of Growth	1x Founder, Scaled Nestaway's GMV from $12M to $36M
Jeremy Schwartz	CTO	3x Founder, Tech Lead MapMyFitness Sold for $150M
Arnab Raychaudhuri	Founder and CEO	3x Founder, Obama Appointee, Pentagon, Techstars '17

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd CA L as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd CA L for this offering.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd CA L for this offering.

If the conversion of the Crowd CA L is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

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